For Immediate Release

Exhibit 1

28 October 2005

WPP

QUARTERLY TRADING UPDATE

THIRD QUARTER REPORTED REVENUE UP OVER 26%

THIRD QUARTER LIKE-FOR-LIKE REVENUES UP ALMOST 5%

REPORTED REVENUES UP OVER 23% IN FIRST NINE MONTHS

LIKE-FOR-LIKE REVENUES UP 5.5% IN FIRST NINE MONTHS

FULL YEAR OPERATING MARGIN IN LINE WITH REVISED TARGET

Revenue Growth – Third Quarter

In the third quarter, reported revenues rose by over 26% to £1.348 billion. Revenues, in constant currencies, were up almost 23%, the difference being primarily due to the strength of the dollar and the euro. On a like-for-like basis, excluding the impact of acquisitions and currency fluctuations, revenue growth was up almost 5%.

As shown in the appendix to this release, on a constant currency basis, the geographical pattern of revenue growth varied in the third quarter although all regions performed well with the exception of Western Europe. In North America, revenues were up over 26%, with the United Kingdom up almost 10% and Continental Europe up almost 25%. Asia Pacific, Latin America, Africa and the Middle East continued to perform well, with revenues up over 25%.

By communications services sector, advertising and media investment management showed the strongest growth, with revenue up almost 31%, followed by branding and identity, healthcare and specialist communications up almost 27%. Public relations and public affairs was up over 16%, with information, insight and consultancy up over 1%, as a result of the de-consolidation of AGB, following the formation of the joint company in television audience measurement with AC Nielsen, effective 1 March 2005. Like-for-like revenues in this sector were up over 7%.

Revenue Growth – Nine Months

In the first nine months of 2005, reported revenues were up over 23%. In constant currencies, revenues were up over 22%. On a like-for-like basis, excluding the impact of acquisitions and currency fluctuations, revenues were up 5.5%.

As shown in the appendix to this release, on a constant currency basis, the geographical pattern of revenue growth varied in the first nine months, although all regions showed double-digit revenue growth. In North America, revenues were up over 24%, which marks the ninth consecutive quarter of growth. The United Kingdom and the western part of Continental Europe, which have been more difficult markets, showed a slightly improved trend with revenue up 12% in the United Kingdom, and Continental Europe as a whole, up almost 24%. Asia Pacific, Latin America, Africa and the Middle East, have shown consistent growth in each quarter of 2005, and for the first nine months of 2005 revenue across these regions rose over 25%.

By communications services sector, advertising and media investment management continues to show strongest growth of all, with revenues up almost 28% in the first nine months. Direct, internet and interactive related activities continued their strong growth seen in the first half of the year, with OgilvyOne and Wunderman gaining market share. Branding and identity, healthcare and specialist communications revenues were up over 23%, with significant improvement in the Group’s healthcare businesses. Public relations and public affairs revenues continued the improvement over last year, with revenues up over 15%, despite strong growth in 2004. Information, insight and consultancy was up 10% for the first nine months of 2005.

New Business

New business billings of £597 million ($1,104 million) were won during the third quarter. Net new business billings won in the first nine months of 2005 were $4.635 billion, an increase of over 45% compared with the first nine months of 2004. The Group continues to benefit from consolidation trends in the industry, winning several large assignments from existing and new clients.

Current Trading

Like-for-like growth, in the third quarter, was slightly below that seen in the first half of the year, due in part to the strong comparative growth rate of 6% in the third quarter of 2004, which was the highest like-for-like quarterly growth since the first quarter of 2001.

Third quarter revised forecasts indicate that the Group’s operating margin for the year is in line with the Group’s recently increased headline operating margin target of 13.7% under IFRS (14.8% under 2004 UK GAAP).

Prospects for improvements in trading performance remain good. The Group’s margin targets for both 2005 and 2006 were raised at the time of the interim announcement and latest forecasts indicate the Group is on track to meet the target for this year. There are still concerns about the prospects for the United States economy, focused on the twin deficits and on the indebted consumer and the impact of increasing interest rates and rising commodity prices, including oil, on inflation.

However, the first nine months of 2005 have seen strong like-for-like growth. Guidance for 2005 revenue growth has been raised to 4-5%, from previous estimates of 3-4%, although our view remains that the industry itself will grow 2-3% in 2005. If industry growth rates this year are 2-3%, next year will probably be at 3-4%, a slight increase in the growth rate, reflecting the impact of the “mini-quadrennial” events - including the Football World Cup in Germany, the Winter Olympics in Turin and mid-term Congressional elections in the United States.

Balance Sheet and Cash Flow

The Group continues to develop its strategy of using free cash flow to enhance share owner value through a balanced combination of necessary capital expenditure, strategic acquisitions, dividends and share purchases.

In the first nine months of 2005, in addition to the completion of the acquisition of Grey, with effect from the beginning of March, the Company continued to make small to medium-sized acquisitions or investments in high growth geographical or functional areas. In the first nine months of this year, acquisitions and increased equity stakes have been concentrated in advertising & media investment management in the United States, the United Kingdom, Denmark, the Netherlands, Spain, Russia, Australia and Argentina; in information, insight & consultancy in the United States, Hong Kong, Korea and New Zealand; in public relations & public affairs in the United States, Denmark, Bahrain, Hong Kong and Argentina; in healthcare in the United States, the Netherlands and Switzerland and in direct, internet & interactive in the United States.

In the first nine months of 2005, 19.3 million shares (1.5% of the issued share capital) were purchased of which 16.6 million shares were cancelled at an average price of £5.85 per share and total cost of £113 million. The company’s objective remains to repurchase up to 2% of its share base in the open market, at an approximate cost of £150 million when market conditions are appropriate.

Average net debt for the first nine months of 2005 was £1,137 million, compared to £1,117 million in the comparable period last year, at 2005 average exchange rates, a slight increase of £20 million, including the gross cash payment of £384 million for Grey on 7 March 2005. Net debt at 30 September 2005 was £1,326 million against £1,120 million at the same time last year, at 2005 average exchange rates, an increase of £206 million. The current net debt figure compares with a market capitalisation of approximately £7 billion. Net debt figures reflect £809 million spent on capital expenditure, acquisitions and earnout payments, share purchases and dividends in the previous 12 months, a large part of which was funded by cash flow before capital expenditure, acquisitions and earnout payments, share purchases and dividends over the same period of £660 million. The increase in liquidity has come primarily from significant improvements in working capital management.

Future Objectives

The Group continues to focus on its strategic objectives of improving operating profits by 10 to 15% per annum; improving operating margins by half to one margin point per annum; improving staff cost to revenue ratios by 0.6 margin points per annum; growing revenue faster than industry averages; improving our creative reputation and stimulating co-operation among Group companies.

For further information:

Sir Martin Sorrell	)
Paul Richardson	)	+ 44 207-408-2204
Feona McEwan	)

Fran Butera		+ 1 212-632-2235

www.wppinvestor.com

This announcement has been filed at the Company Announcements Office of the London Stock Exchange and is being distributed to all owners of Ordinary shares and American Depository Receipts. Copies are available to the public at the Company’s registered office.

The following cautionary statement is included for safe harbour purposes in connection with the Private Securities Litigation Reform Act of 1995 introduced in the United States of America. This announcement may contain forward-looking statements within the meaning of the US federal securities laws. These statements are subject to risks and uncertainties that could cause actual results to differ materially including adjustments arising from the annual audit by management and the Company’s independent auditors. For further information on factors which could impact the Company and the statements contained herein, please refer to public filings by the Company with the Securities and Exchange Commission. The statements in this announcement should be considered in light of these risks and uncertainties.

Appendix: Revenue and revenue growth by region and communications services sector

3 months ended 30 September 2005

Region	Revenue 2005 £m	Revenue 2004 £m	Revenue growth reported 05/04%	Constant Currency growth(1) 05/04%
North America	539.3	416.9	29.4	26.4
United Kingdom	204.5	186.5	9.7	9.7
Continental Europe	333.4	262.0	27.3	24.7
Asia Pacific, Latin America, Africa & Middle East	271.2	202.2	34.1	25.1

Total Group	1,348.4	1,067.6	26.3	22.8

Communications Services Sector	Revenue 2005 £m	Revenue 2004 £m	Revenue Growth Reported 05/04%	Constant Currency growth(1) 05/04%
Advertising & Media Investment Management	648.3	479.9	35.1	30.8
Information, Insight & Consultancy	203.5	195.6	4.0	1.5
Public Relations & Public Affairs	134.1	112.5	19.2	16.5
Branding & Identity, Healthcare and Specialist Communications	362.5	279.6	29.6	26.6

Total Group	1,348.4	1,067.6	26.3	22.8

(1)	Constant currency revenue growth excludes the effect of currency movements.

Appendix: Revenue and revenue growth by region and communications services sector

9 months ended 30 September 2005

Region	Revenue 2005 £m	Revenue 2004 £m	Revenue Growth Reported 05/04%	Constant Currency Growth(1) 05/04%
North America	1,512.7	1,226.8	23.3	24.2
United Kingdom	593.4	529.9	12.0	12.0
Continental Europe	995.8	786.3	26.6	23.9
Asia Pacific, Latin America, Africa & Middle East	714.0	550.2	29.8	25.3

Total Group	3,815.9	3,093.2	23.4	22.2

Communications Services Sector	Revenue 2005 £m	Revenue 2004 £m	Revenue Growth Reported 05/04%	Constant Currency Growth(1) 05/04%
Advertising & Media Investment Management	1,833.0	1,416.6	29.4	27.6
Information, Insight & Consultancy	591.0	532.0	11.1	10.0
Public Relations & Public Affairs	385.9	334.1	15.5	15.4
Branding & Identity, Healthcare and Specialist Communications	1,006.0	810.5	24.1	23.5

Total Group	3,815.9	3,093.2	23.4	22.2

(1)	Constant currency revenue growth excludes the effect of currency movements.